UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of September 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code HAR   ISIN ZAE000015228
("Harmony" or "the Company")

_____

RESULTS OF GENERAL MEETING
_____

Shareholders in Harmony ("shareholders") are referred to the circular dated 7 August 2003 (the "circular"), regarding the proposed merger between Harmony and African Rainbow Minerals Gold Limited ("ARMgold") to be implemented by means of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1963), as amended (the "scheme") or if the scheme fails, by means of a general offer, pursuant to which Harmony will issue Harmony shares to shareholders of ARMgold in the ratio of 2 Harmony shares for every 3 ARMgold shares held, and are advised that at the general meeting held on Monday, 1 September 2003, the following special resolution and ordinary resolutions were passed by the requisite majority of shareholders:

• the increase of the authorised ordinary share capital of Harmony to R175 million divided into 350 000 000 ordinary shares with a par value of 50 cents each ("Harmony shares"), in order to provide for a sufficient number of Harmony shares to implement the merger and for further share issuances;

• the approval of the proposed merger by Harmony and the issue of Harmony shares to shareholders of ARMgold, in the ratio of 2 Harmony shares for every 3 ARMgold shares held, upon the terms and conditions set out in the circular;

• the grant of an authority to the directors of Harmony to allot and issue all or any of the authorised but unissued ordinary shares of 50 cents each in the capital of the Company from time to time to such person or persons or bodies corporate, as and when they deem fit and when opportunities arise, subject to the Listings Requirements of the JSE Securities Exchange South Africa;

• the grant of an authority to any member of the board of directors of the Company to sign all such documents and do all such things as may be necessary for or incidental to the implementation of the above resolutions.

The special resolution will be lodged for registration with the Registrar of Companies.

Johannesburg
1 September 2003

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Financial adviser



Attorneys to Harmony



Sponsor



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Chief Financial Officer